1 Himalaya Shipping Ltd. Q1 2024 Results Presentation 23 May 2024

2 DISCLAIMER Forward Looking Statements This results presentation and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “indicative,” “illustrative,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, including expected timing of delivery of our vessels under our newbuilding program, expected growth in the capesize market, cash return potential based on different scenarios and assumptions, statements about the benefits of our vessels, including the flexibility and ability to bunker with LNG, LSFO, or HSFO, fuel flexibility premium potential, estimated break-even, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and supply of vessels and utilization of the global fleet and our fleet, including expected average rates, fleet growth, new orderings, the impact of an aging global fleet, trends in iron ore and coal imports, limited supply growth of dry bulk vessels and yard capacity, replacement needs and capacity going into dock, statements about our dividend objectives and plans, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to complete the purchase of the vessels we have agreed to acquire and on schedule; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents, hostilities or political events; our ability to procure or have access to financing and to refinance our debt as it falls due; our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 27, 2024. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including average daily TCE earnings, gross, Adjusted EBITDA, and illustrative free cash flow. Average daily TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Adjusted EBITDA represents our net income/(loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Adjusted EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. For a reconciliation of Adjusted EBITDA and average daily TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended March 31, 2024, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow see slide 17 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q1 2024 Highlights: • Total operating revenues of $23.6 million, an average time charter equivalent earnings of approximately US$30,600/day, gross. • Net income of $2.5 million and adjusted EBITDA of $16.8 million for the quarter ended March 31, 2024. • Successful delivery and commencement of operations of an additional three Newcastlemax dual fuel newbuildings in January 2024. • Final instalments for two delivered vessels financed by sale and leaseback facilities provided by wholly-owned subsidiaries of Jiangsu Financial Leasing Co. Ltd. totalling $98.6 million. • Final instalment for one delivered vessel financed by sale and leaseback facility provided by a wholly-owned subsidiary of CCB Financial Leasing Co. Ltd. (“CCBFL”) totalling $49.2 million. • Conversion of index linked charters on Mount Bandeira and Mount Hua to fixed charters from February 1, 2024 to June 30, 2024 at an average of $26,866 per day. • Conversion of index linked charter on Mount Etna to fixed charter from April 1, 2024 to December 31, 2024 at $40,810 per day. • Declaration and payment of cash distribution for January 2024 of $0.01 per common share. • Declaration of cash distribution for February 2024 of $0.03 per common share, which was paid in April 2024. Subsequent events: • Declaration of cash distribution for March 2024 and April 2024 of $0.03 and $0.04, respectively, per common share. • Conversion of index linked charters on Mount Neblina and Mount Blanc to fixed charters from May 1, 2024 to June 30, 2024 at $36,750 and $37,800 per day respectively. • Delivery and commencement of operations of Mount Denali in April 2024.

# Key Financials Q1 2024

HIMALAYA SHIPPING

## Income statement

| *US$ millions, except per share data* | Q1 2024 | Q4 2023 | Variance |
|---|---|---|---|
| **Operating revenues** | **23.6** | **18.3** | **5.3** |
| Vessel operating expenses | (4.9) | (3.6) | (1.3) |
| Voyage expenses and commission | (0.4) | (0.2) | (0.2) |
| General and administrative expenses | (1.5) | (1.1) | (0.4) |
| Depreciation and amortization | (5.4) | (3.6) | (1.8) |
| **Total operating expenses** | **(12.2)** | **(8.5)** | **(3.7)** |
| **Operating profit** | **11.4** | **9.8** | **1.6** |
| | | | |
| Interest expense | (9.1) | (5.6) | (3.5) |
| Other financial items | 0.2 | 0.4 | (0.2) |
| **Total financial expense, net** | **(8.9)** | **(5.2)** | **(3.7)** |
| | | | |
| **Tax expense** | **-** | **-** | **-** |
| | | | |
| **Net income (loss)** | **2.5** | **4.6** | **(2.1)** |
| Earnings per share | 0.06 | 0.11 | |
| Adjusted EBITDA | 16.8 | 13.4 | 3.4 |

## Comments

- Increase in operating revenues of $5.3 million in Q1 2024, due to additional 3 vessels delivered in January 2024. Average TCE, gross of approx. US$30,600/day in Q1 2024 vs US$34,400/day in Q4 2023.
- Cash break-even TCE estimated to be approximately $24,600/day.
- Increase in vessel operating expenses of $1.3 million in Q1 2024 due to additional 3 vessels delivered in January 2024. Average vessel operating expenses of approx. $6,200/day per vessel in Q1 2024 vs $6,500/day per vessel in Q4 2023.
- General and administrative expenses increased by $0.4 million in Q1 2024 mainly due to bonuses paid of $0.3 million.
- Increase in Interest expense of $3.5 million in Q1 2024 due to higher loan principal following the sale and leaseback financing on the 3 vessels delivered in January 2024.
- Increase in operating profit by $1.6 million in Q1 2024.
- Net income of $2.5 million in Q1 2024 vs $4.6 million in Q4 2023.
- Adjusted EBITDA of $16.8 million in Q1 2024, an increase of $3.4 million over Q4 2023.

4

5 Key Financials Q1 2024 Balance Sheet Summary Comments US$ millions March 31, 2024 December 31, 2023 Variance Cash and cash equivalents 25.7 25.6 0.1 Vessels and equipment 647.7 428.6 219.1 Newbuildings 67.1 132.6 (65.5) Total assets 748.6 599.2 149.4 Short-term and long-term debt 583.3 439.5 143.8 Total equity 155.1 154.2 0.9 • Net cash generated by operating activities in Q1 2024 of $11.1 million. • Net cash used in investing activities in Q1 2024 was $153.8 million, primarily relating to the final instalment on the 3 vessels delivered in January 2024, net of $5.1 million on the charterer’s portion which was paid in December 2023. • Net cash provided by financing activities in Q1 2024 was $142.8 of which $147.8 million was from the sale and leaseback financing on the 3 vessels delivered in January 2024, partially offset by deferred loan costs of $1.1 million, loan repayments of $3.4 million and cash distribution paid of $0.4 million; • Vessels and equipment increased primarily due to the delivery of 3 vessels in January 2024. • Decrease in newbuildings was primarily due to the delivery of 3 vessels in January 2024. • Increase in short-term and long-term debt was primarily due to the closing of the sale and leaseback financing on the 3 vessels delivered in January 2024, offset by loan repayments. • Total remaining shipyard capex (inc scrubbers) of $155.7 million. Current committed sale lease-back financing of $147.6 million. • $10 million available to draw-down under the RCF with Drew Holdings Ltd.

6 Fleet status report – May 2024 Chartering position

7 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D 2015-23 max-min range 2015-23 average 2024 2023 Baltic 5TC index rate Strongest start to the year since 2010 YTD average rate $23k/day up 110% Y/Y

8 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 Iron ore Coal Grains Minor Bulk Strong demand Tonne-mile demand historically outpaced volume growth Solid demand YTD up 11% Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of May 20, 2024 3.9% 4.2% Tonnes (CAGR 2000 – 2023) Tonne-mile (CAGR 2000 – 2023) Global seaborne trade volume (billion tonne-miles)

9 Capesize shipping – a growth market Simandou Guinea iron ore project Potentially requires 170 capesize Source: Clarksons A long-haul trade 6 30 78 110 110 110 9 46 121 170 170 170 - 20 40 60 80 100 120 140 160 180 - 20 40 60 80 100 120 140 160 180 200 C ap es M ill io n to nn es Simfer WCS Capesize equivalents* Rio Tinto and CIOH targets 110 MT/year of iron ore from mines Simfer and WCS by 2028 - start-up 2025 ~11,000 nautical miles - similar to Brazil to China trade Project alone requires 170 capesize equivalent ships vs orderbook of 96 ships Guinea to China ~11k miles Australia to China ~4.8k miles

10 China – iron ore and coal imports gaining traction China iron ore imports (MT/month) China coal imports (MT/month) 0.0 20.0 40.0 60.0 80.0 100.0 120.0 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 17 20 18 20 19 20 20 20 21 20 22 20 23 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 50.0 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 17 20 18 20 19 20 20 20 21 20 22 20 23 Imported iron ore @ 62% Fe content vs China domestic @ 25% Fe content – imports to gain market share as higher quality iron ore reduces CO2 emissions – current market share 74% Market share imported coal growing driven by higher quality coal imports and environmental crack-down on high-risk mining production in China – market share now ~10% vs 3% in Q1 2022

11 0 50 100 150 200 250 300 350 400 450 2000 2003 2006 2009 2012 2015 2018 2021 2024 Capesize fleet mDWT Capesize orderbook mDWT 0 50 100 150 200 250 300 350 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022 Ac tiv e Sh ip ya rd s, T ot al No. Active Shipyards, Global 20,000+ dwt Limited supply of new ships 25 year low orderbook Significant reduction in yard capacity Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) (59%) Orderbook 6.2% of fleet

12 Significant replacement needs Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 60% of the fleet >20 years by 2033 Year # ships turning 20 years % of fleet >20 years Current 77 4% 2024 22 1% 2025 47 7% 2026 58 10% 2027 56 13% 2028 45 15% 2029 110 21% 2030 212 31% 2031 251 44% 2032 214 55% 2033 103 60% 0 50 100 150 200 250 300 350 19 93 19 96 19 98 19 99 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 Delivered Newbuildings Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 306 ships – 15% 1,072 ships – 51% 734 ships – 35% Unlikely to be able to build significant capacity before 2028

13 Aging fleet means less productivity Speed trending down – inefficient ships slowing down most More capacity going into dock Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/), ABG Sundal Collier 1.0% 1.0% 1.4% 1.6% 1.5% 1.3% 1.2% 1.6% 1.8% 1.7% 0.0% 0.2% 0.4% 0.6% 0.8% 1.0% 1.2% 1.4% 1.6% 1.8% 2.0% 2023 2024e 2025e 2026e 2027e 2028e 2029e 2030e 2031e 2032e % of annual transport capacity taken out in docking (est) Increasing speed difference A-C ships (efficient ships) vs D-E ships (inefficient ships) 10.00 10.20 10.40 10.60 10.80 11.00 11.20 11.40 11.60 11.80 12.00 Ja n- 20 21 M ar -2 02 1 M ay -2 02 1 Ju l- 20 21 Se p- 20 21 N ov -2 02 1 Ja n- 20 22 M ar -2 02 2 M ay -2 02 2 Ju l- 20 22 Se p- 20 22 N ov -2 02 2 Ja n- 20 23 M ar -2 02 3 M ay -2 02 3 Ju l- 20 23 Se p- 20 23 N ov -2 02 3 Ja n- 20 24 M ar -2 02 4 2023 CII A-C rating (knots) 2023 CII D-E rating (knots) No significant increase in spee even with improved market since Oct 2023

# Himalaya have the right ships

## 43% more $CO_2$ efficient than a standard Capesize[1]



$CO_2$ pr day (mT)
$CO_2$
(43%)
138
78
180k dwt 2014/15 built Capesize vessel
Himalaya Newcastlemax LNG propulsion

## Dual fuel gives flexibility

AFFINITY

| | $/HFO-ton | | | | | |
|---|---|---|---|---|---|---|
| | HFO 380 | LSMGO | VLSFO | LNG | METHANOL (GREY) | AMMONIA (BLUE) |
| Houston | 490 | 773 | 616 | 344 | 788 | - |
| West Mediterranean | 546 | 825 | 631 | 447 | - | - |
| Rotterdam | 488 | 747 | 601 | 452 | 684 | 1,125 |
| Singapore | 510 | 762 | 630 | 463 | - | 937 |
| China | 523 | 814 | 647 | 486 | 584 | 937 |

Himalaya have fuel flexibility – can run on LNG, HFO or VLSFO

Current LNG prices (April 2024) quoted by Affinity Shipbrokers as the cheapest fuel option



*LNG bunkering operations on Mount Matterhorn*

1. When running on LNG, basis 43 mT pr day fuel consumption and 3.2 $CO_2$ pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 $CO_2$ pr mT for a Himalaya newbuild. Source: Bloomberg and Company estimates . 2. Himalaya Shipping vessel is estimated to save 43% compared to a Bimco standard Cape, and realise a 25% saving through a carbon savings clause.

14

15 1. 2023 average of the 5 T/C Routes for Baltic Capesize Index of $16,363. 2. Scrubber benefit based on VLSFO – HSFO spread of $150 basis Singapore bunkering for average March 2024. 3. Premium achieved will depend on the terms Himalaya Shipping is able to achieve in contracts entered into, including the variable scrubber earnings. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of March, 2024, Bloomberg and Company estimates Fuel flexibility unlocking premium potential vs. conventional vessels Himalaya have the right ships 2023 average Capesize Index1 17% larger cargo intake • 175k tonnes BIMCO BCI 5TC 2014-built Capesize • 205k tonnes Himalaya DF LNG Newcastlemax 28% lower laden fuel consumption • 43 mT3 BIMCO BCI 5TC 2014- built Capesize • 33 mT3 Himalaya DF LNG Newcastlemax ~25% scrubber earnings premium potential2 ~70% potential3 when reflecting theoretical size and fuel benefits combined with scrubber premium 16 400 2 788 4 620 3713 27 521 $/day

16 Value of ship (average purchase price) $m 71.6 Financing (average debt financing)1 " 63.1 Loan to purchase price % 88% Fixed bareboat day-rate2 $/day 16,567 Scrubber financing3 $/day 841 Estimated Opex " 6,400 Estimated SG&A " 732 Estimated cash break-even " 24,540 Estimated scrubber benefit when sailing4 $/day (3,100) Earnings premium5 42% (6,300) Capesize index eq cash break-even rate $/day ~15.9006 Himalaya have the right financing Estimated cash break-even of a fully delivered basis 1. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $150 basis Singapore bunkering for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. Platts quoted bunker spread 14 Feb 2024 is $210/t. 5. 11 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of February 14, 2024 and Company estimates. 6. Capesize index rate adjusted for 5% commission Last upcycle Capesize rates vs. est. equivalent cash break-even 1 year Capesize timecharter rates 2003 – 2010, ($/day) 0 50,000 100,000 150,000 200,000 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 ~ 15,900 Oct 2008 118.4% Orderbook to fleet %Dec 2003 20.2% Orderbook to fleet %

17 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $3,100 in scrubber benefit less $24,540/d in cash breakeven x 12 ships, divided on 43,900,000 shares outstanding Illustrative $/FCF per share2 based on BCI5 Index rates Solid cash return potential 0.0 0.6 1.3 2.0 2.6 3.3 4.0 4.7 5.4 15,900 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 $/share FCF per year BCI5 Index rate